

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC  20549-4628

DIVISION OF
CORPORATION FINANCE

December 30, 2009

Via U.S. Mail

Greg Hill
Chief Financial Officer
Geovic Mining Corp.
1200 17th Street, Suite 980
Denver, Colorado  80202

> **Re:    Geovic Mining Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-52646**

Dear Mr. Hill:

      We have reviewed your filing and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A.  Risk Factors, page 11

"Potential violations of the Foreign Corrupt Practices Act (FCPA) by GeoCam . . . .", page 18

1.      Please clarify why there is a "significant risk" of FCPA violation in your Cameroon operations.

Item 3.  Legal Proceedings, page 36

2.	We note your disclosure regarding claims made or raised by five management level employees of Geovic Cameroon PLC in connection with the termination of their employment.  Please provide the disclosure required by Item 103 of Regulation S-K with respect to such claims.

Item 9A.  Controls and Procedures, page 50

Management's Remediation Initiatives, page 52

3.	Please expand your disclosure to quantify any material costs that you expect to incur in connection with your remediation initiatives.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director